Exhibit 99.9

Special Committee
Zais Group Holdings, Inc.
Two Bridge Avenue, Suite 322
Red Bank, NJ 07701

September 5, 2017

Dear Members of the Special Committee:

As you know, the undersigned is trustee of an irrevocable trust holding all of the shares of Class B Common Stock of Zais Group Holdings, Inc. (the "Company"), which represent a majority of the voting power of the Company, and (before giving effect to the share purchase described below and excluding certain shares held by trusts and family members and certain Class A Units of Zais Group Parent, LLC) the beneficial owner of 1,131,250 shares of the Class A Common Stock of the Company.

Earlier today the undersigned and Z Acquisition LLC entered into a share purchase agreement with Ramguard LLC pursuant to which Z Acquisition LLC will acquire 6,500,000 shares of Class A common stock of the Company at a purchase price of $4.00 per share for a combination of cash and a note. After giving effect to this transaction, the undersigned will be the beneficial owner of 7,631,250 shares of Class A Common Stock, or approximately 50% of the outstanding shares of Class A Common Stock.

We are interested in pursuing discussions with the Special Committee to acquire the remaining issued and outstanding shares of Class A Common Stock of the Company at $4.00 per share in an all cash transaction by way of a merger.

Our proposal is not subject to due diligence or any financing condition but any transaction would be irrevocably conditioned on obtaining the approval of the Special Committee and the approval of the majority of the issued and outstanding shares of Class A Common Stock of the Company (excluding any shares beneficially owned by Christian Zugel and Z Acquisition LLC and their affiliates and the executive officers and other affiliates of the Company).

Our proposal represents a premium of more than 100% to the closing price of the Class A Common Stock on September 1, 2017. We believe that our proposal is fair to the holders of Class A Common Stock, superior to any alternative available to the holders of Class A Common Stock and in the best interests of the holders of Class A Common Stock. Our proposal reflects the same terms negotiated at arms' length with Ramguard LLC, except that the consideration would consist entirely of cash and, accordingly, we believe this proposal is more favorable to holders of Class A Common Stock than the terms of the share purchase from Ramguard LLC.

We encourage the Special Committee to engage with us promptly in order to finalize a definitive merger agreement for the transaction we are proposing.

We have engaged Fried, Frank, Harris, Harris, Shriver & Jacobson LLP and look forward to working with you to finalize a transaction promptly.

We look forward to your response.

[Signature Page Follows]

Very truly yours,
/s/ Christian Zugel
Christian Zugel

[Letter to Special Committee – Signature Page]